April 6, 2017

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission Public

Filing Desk

100 F Street, N.E. Washington,

D.C. 20549

RE:	Diamond Hill Funds: File Nos. 333-22075 and 811-8061

Ladies and Gentlemen:

On April 6, 2017, Diamond Hill Funds (the “Registrant”) filed Post-Effective Amendment No. 58 to the Trust’s Registration Statement (the “Amendment”) on Form N-lA, pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”).

Pursuant to Rule 461 under the 1933 Act, Registrant and BHIL Distributors, LLC, the Fund’s distributor, hereby request that the Commission accelerate the effective date of the Amendment to April 7, 2017, or the earliest practicable date thereafter.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

BHIL Distributors, LLC		Diamond Hill Funds

By:	/s/ Mark Fairbanks	By:	/s/ Gary R. Young
Name:	Mark Fairbanks	Name:	Gary R. Young
Title:	Vice Presidernt	Title:	President